# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Found Gold Corp., CIK 0001840616
CUSIP: 64440N103
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 20 ADELAIDE ST. E, 20 ADELAIDE ST. E, TORONTO, Ontario Canada (A6), M5C 2T6
Date of event which requires filing of this statement: 12/16/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897455-26-000004
Filed by CIK 0000897455

## Reporting persons
- DUNDEE CORP: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 19,898,398; shared voting power 0; sole dispositive power 19,898,398; shared dispositive power 0; aggregate amount beneficially owned 19,898,398 (5.7% of the class)
  Comment: 1. The number in Rows 5, 7 and 9 includes (i) 12,242,569 Common Shares, no par value ("Common Shares"), of New Found Gold Corp. (the "Issuer") held of record by Dundee Corporation ("Dundee") and (ii) 7,655,829 Common Shares issuable, within 60 days of December 16, 2025, upon the exercise of warrants to purchase shares of Common Shares held of record by Dundee.
  
  2. The percentage set forth in Row 13 is calculated based on 338,465,937 Common Shares of the Issuer outstanding as of December 16, 2025, plus 7,655,829 Common Shares issuable upon the exercise of warrants held of record by Dundee.

## Item 1. Issuer
Name of issuer: New Found Gold Corp.
Address of issuer's principal executive offices: 20 ADELAIDE ST. E, 20 ADELAIDE ST. E, TORONTO, ONTARIO, CANADA, M5C 2T6

## Item 2. Person Filing
Name of person filing: Dundee Corporation
Address of principal business office or, if none, residence: 80 Richmond Street West, Suite 2000, Toronto, Ontario, Canada M5H 2A4
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 19,898,398 Common Shares
Percent of class: 5.7%
Sole power to vote or to direct the vote: 19,898,398 Common Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 19,898,398 Common Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DUNDEE CORP: Mark Pereira, Vice President and Corporate Secretary (02/02/2026)